UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

LETTER TO SHAREHOLDERS

Guadalajara, Jalisco, Mexico, April 16, 2014 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) send today the following letter to its shareholders:

Dear Shareholder of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”, “we” or “us”) is writing to you to clarify certain misinformation that has been recently communicated to our shareholders and to ensure that our shareholders are adequately and accurately informed in advance of our annual general ordinary and extraordinary shareholders’ meeting on April 23, 2014 (the “Ordinary Shareholders’ Meeting” and the “Extraordinary Shareholders’ Meeting”, respectively, and together, the “Ordinary and Extraordinary Shareholders’ Meeting”). Recently, you may have received a communication from another shareholder of GAP – Grupo México, S.A.B. de C.V. (“Grupo México”) – in which Grupo México alleges that we have intentionally deceived our shareholders by crafting an agenda for the Ordinary and Extraordinary Shareholders’ Meeting that prevents our shareholders from exercising their right to vote at the meeting in an informed and meaningful manner. The management of GAP considers these allegations to be baseless. As you may be aware, Grupo México has been waging a campaign to take over our company by purchasing shares in contravention of our bylaws, a matter which the Mexican Supreme Court recently agreed to review, in addition to having initiated several other proceedings and litigation against GAP in recent years. This communication is the latest in a series of maneuvers by Grupo México meant to misinform and manipulate our shareholders.

The management of GAP welcomes the expression by our shareholders, including Grupo México, of their views in advance of our shareholder meetings. However, our management is also of the firm belief that our shareholders should receive timely and transparent information on items to be voted on at such meetings.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 38801100 ext 202	Tel: 212 406 3691 / 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

Facebook: grupoaeroportuariodelpacifico

In the fulfillment of our duty to ensure our shareholders receive such information, we would like to take this opportunity to communicate to you and the rest of our shareholders our company’s view in response to Grupo México’s allegations.

I.	Our agenda items regarding releases from liability for selected officers, directors and committees (Agenda Item Nos. I.e.2, I.g.1 and I.g.2, Ordinary Shareholders’ Meeting in Grupo México’s communication) follow common corporate practice and are not intended to evade accountability to our shareholders.

In our agenda for the Ordinary Shareholders’ Meeting published on February 28, 2014 (the “Agenda”), we included three proposals regarding the release from further obligations of various members of our management and governing bodies as Agenda Item Nos. I.e.2, I.g.1 and I.g.2 (the “Liability Release Proposals”).

Grupo México alleges that our management has included these Liability Release Proposals in a quest to “evade accountability for their actions”, and asks that our shareholders therefore reject the proposals.

Contrary to Grupo México’s claims, the release of a corporation’s board members, members of board committees and secretary from further responsibility is a common corporate practice, and our shareholders have historically ratified the actions taken by our administration and our board members. Indeed, a similar provision is contained in GAP’s bylaws (Art. 25). As such, we consider the Liability Release Proposals to be, with respect to the release of our board members and the members of our board committees, largely routine steps that mirror the releases that are contained in our bylaws. In addition, these releases fulfill an ongoing role of ensuring the security and independence of our management and decision-making bodies in their actions for the benefit of our investors since GAP’s initial public offering in 2006. Our company’s continuing profitability speaks to the importance of this role. It should be stressed that while our management and board members have continued to act to protect the interests of GAP’s shareholders and overseen distributions to shareholders year after year, the leadership of Grupo México has continuously attempted to block the distribution to our Series B shareholders of a dividend amounting to Ps. 732 million, or approximately Ps. 1.65/share, the result of an overwhelmingly approved capital reduction in September 2012.

II.	Neither of Grupo México’s examples of concern regarding our management and board’s actions are justified.

Grupo México cites two particular examples of actions that they contend raise concerns about the proposed releases contained in the Liability Release Proposal. We believe that neither example is justified.

Grupo México contends that our annual expenses for professional fees amount to “illegal” expenditures.

To the contrary, GAP, like any other corporate entity, incurs a variety of professional expenses in the routine defense of its interests, including fiscal, property, corporate and otherwise. It is disconcerting to receive such criticism from the very shareholder whose attempts to take over our company, for its own benefit and in contravention of our bylaws, have forced us to take ongoing and vigorous legal action to defend ourselves, our shareholders and our bylaws.

Grupo México further contends that GAP has mishandled a corporate opportunity in connection with the Otay-Tijuana Cross Border Facility and our Tijuana Airport. Again, Grupo México’s allegation is mistaken.

We would like to underscore some of the benefits that we believe this project will bring for our shareholders. The Tijuana cross-border facility is a conjunction of an American initiative that received President Obama’s approval in 2010, along with the connecting facility to be developed with our Tijuana Airport’s existing terminal. As for the latter, the costs of the construction will be incorporated into the passenger charges that are approved in our Master Development Plans as of January 2015 and, as a result, will be at no cost to shareholders. Furthermore, we expect the bridge to significantly increase our passenger traffic through our Tijuana Airport over one of the busiest border crossings in the world, which in turn will benefit our shareholders. In addition, our board considered the Tijuana cross-border opportunity in 2007, and after deliberation, decided to approve our continued efforts in pursuing the opportunity while also allowing the investment by selected AMP (Aeropuertos Mexicanos del Pacífico) shareholders in the American initiative – which, as previously mentioned, is to be considered a separate endeavor. We also take this opportunity to highlight that our Audit Committee and our board approved under Mexican law the agreement between our Tijuana Airport and the American concessionaire, governing the development and operation of the new facility, as related party transactions. GAP has worked actively with the Governments of Mexico and the United States to facilitate the success of this initiative, both with respect to our customers and our company.

III.	The alleged ‘bundling’ of agenda items follows our company’s tradition and is not intended to deceive shareholders.

Along with the Liability Release Proposals, we included various other routine items regarding our annual performance and operations contained in Item No. I of the Agenda.

Grupo México alleges that the simple fact of ‘bundling’ these related reports into one Agenda item is “coercive and misleading” to our shareholders. GAP’s management considers this allegation to be without merit.

Far from the alleged malicious intent by GAP, our Meeting Agenda merely follows our customary practice and applicable law for shareholders’ meeting agendas. As a matter of Mexican law, this issue is to be decided by our shareholders at the Ordinary and Extraordinary Shareholders’ Meeting. To the extent that our shareholders wish to vote on these matters collectively, they may do so. Alternatively, to the extent our shareholders wish to vote on these points individually, they may also do that. This matter is required under Mexican law to be decided by all of our shareholders in the context of the Ordinary and Extraordinary Shareholders’ Meeting.

IV.	The proposed change in corporate domicile (Agenda Item No. II, Extraordinary Shareholders’ Meeting) will result in cost savings and efficiencies for GAP.

In Agenda Item No. II of the agenda for the Extraordinary Shareholders’ Meeting, we included a proposal to change our corporate domicile.

Our company’s base of operations – along with two of our most important airports – is in the state of Jalisco, and we therefore believe that it is practical and logical that our corporate domicile reflect this. The move from Mexico City to the city of Guadalajara, Jalisco also provides several distinct opportunities for GAP to cut expenses. As a result of the move, we will be able to avoid the various costly requirements for our officers to remain domiciled in Mexico City and the high costs of regular travel between the two cities, as well as to take advantage of lower legal costs with Jalisco firms.

Despite the above-mentioned advantages, Grupo México claims that this proposal cloaks our management’s intention to “escape…the most sophisticated judges and most reliable body of precedent” of Mexico City in favor of the courts of Guadalajara – Mexico’s second most populous municipality and third-largest economy.

Our management views Grupo México’s allegation as not only ignoring the practicalities of the move from a corporate efficiency perspective, but also ignoring the basic workings of Mexico’s federal legal system. Changing our corporate domicile will not affect the federal jurisdiction of claims under federal laws (including the Mexican Stock Market Law). Furthermore, Grupo México’s insinuation that the Guadalajara courts are unsophisticated is completely without basis and, we believe, unjustifiably maligns the judiciary of Mexico’s second-largest city. It is our belief that our shareholders will only benefit from the move of our corporate domicile to Guadalajara, and that Grupo México’s allegations are therefore incorrect.

V.	Grupo México’s call for shareholders to vote against “Proposal II” (i.e., the corporate domicile proposal) is unclear and could have unintended consequences for the results of shareholder voting.

Our management is concerned with the imprecise reference to “Proposal II” in Grupo México’s recent communication. As our Agenda contains a list of proposals for both our ordinary and extraordinary meetings, we want to call our shareholders’ attention to the fact that there are, as a result, two “Proposal IIs”. While we assume that Grupo México is attempting to refer to the Proposal II contained in the Agenda for our annual general extraordinary meeting, we emphasize that a vote against Proposal II of the Agenda for our annual general ordinary meeting – which contains the approval of our company’s financial statements and the capital reduction, among other items – could have serious consequences for the ability of our company to issue dividends to you.

VI.	Grupo México’s alternate “gold voting instruction form” should be rejected.

Finally, you may have received additional voting materials from Grupo México, including a “gold voting instruction form.”

We would like to emphasize that these materials are not authorized by GAP’s management and are meant only to serve Grupo México’s goal of taking over our company at the cost of confusing our shareholders while flagrantly disregarding our company’s bylaws.

Accordingly, we urge you to only use the voting form provided by GAP (available on our webpage at www.aeropuertosgap.com.mx/en/investors.html ) in the exercise of your voting rights.

***

We wish to emphasize our commitment to providing all shareholders with timely and transparent information in advance of our Ordinary and Extraordinary Shareholders’ Meeting, and to supporting an inclusive, balanced and cohesive voting process for all of our shareholders. We are confident that by sharing this additional perspective with you, each shareholder will be able to take better informed decisions to support the collective benefit of all of GAP’s shareholders, and not those that serve the narrow interests of a select few. We look forward to your participation and support in this year’s Ordinary and Extraordinary Shareholders’ Meeting and in future meetings.

Respectfully yours,

/s/ FERNANDO BOSQUE MOHÍNO

Fernando Bosque Mohíno

Chief Executive Officer

Grupo Aeroportuario del Pacífico

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: April 16, 2014